Exhibit 99.1

University of Guelph, Kinross Establish Canada-Brazil Network
to Promote Natural Resource Management

Toronto, January 31, 2008 —  The University of Guelph and Kinross Gold Corporation today announced the creation of a new education and research network between Canada and Brazil to develop environmental initiatives focused on the use and remediation of land and water.
Kinross is providing approximately $1 million in funding and in-kind logistical support over a three-year period to help establish the Kinross Canada-Brazil Network for Advanced Education and Research in Natural Resource Management.
Co-ordinated by the University of Guelph, the network will involve university, government and private-sector partners in Canada and Brazil and provide opportunities for international collaboration and multidisciplinary research activities.
The network’s major focus will be working with resource extraction industries on resource management initiatives, with the goal of minimizing environmental impacts, using natural resources more effectively and developing comprehensive strategies for rehabilitating disturbed lands.
The network will explore novel methods to improve soil quality, such as processing mine wastes to use as fertilizer or soil conditioner. Researchers will also investigate ways to adapt vegetation to grow on disturbed lands in order to improve soil and water quality and potentially provide biofuel feedstock.
"Both Brazil and Canada are nations whose culture, economy and political development are influenced significantly by their natural resources," said Kinross president and CEO Tye Burt. "It makes sense that on issues of sustainable land and water use, Canadian and Brazilian institutions collaborate in a meaningful way.”
“We hope this network will prove a new partnership model for expanded co-operation between the private sector and outstanding educational and research institutions like the University of Guelph, as well as government and other partners,” Mr. Burt added. “Our vision is to create a platform for exponential growth that will keep expanding to involve more partners and projects, building our collective knowledge base on how to manage resources responsibly.”

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Richard Heck, a University of Guelph land resource science professor who helped create and will oversee the network, said students will be provided with valuable teaching and learning experiences. "Students want the opportunity to solve real-world problems — to actually help make a difference with the environment and with people's health and well-being."
Alastair Summerlee, the University of Guelph’s president and vice-chancellor, added that the network is a natural fit for the University, which is recognized globally for its environmental research and education programs and its stewardship.
"Kinross is an industry leader in sustainable resource management and is committed to corporate social responsibility," Summerlee said. "And our university has a reputation for its innovative approaches to protecting water, air and land. Working together, we can develop projects that can serve as models of sustainable development and be replicated by other corporations and in other regions."

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About Kinross:

Kinrossisa Canadian-based gold mining companywith mines in the United States, Brazil, RussiaandChile, and approximately 5,000 employees worldwide.Kinross is listed on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC). Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities though exploration and acquisition.

About the University of Guelph:

The University of Guelph is renowned in Canada and around the world as a research-intensive and learner-centred institution and for its commitment to open learning, internationalism and collaboration.The University has a broad research mandate embracing the environment, ecology and biodiversity. It places particular emphasis on aquatic and terrestrial environments, biodiversity and evolutionary ecology, water quality and management, biodiversity and evolutionary ecology, water quality and management, global environmental change and controlled environments.

Media Contacts:

University of Guelph: Lori Bona Hunt, 519-824-4120, Ext. 53338, l.hunt@exec.uoguelph.ca

Kinross Gold: Steve Mitchell, 416-365-2726, steve.mitchell@kinross.com